September 30, 2008


Mail-Stop 5546


Mr. Michael J. Brown
Chief Executive Officer
Euronet Worldwide, Inc.
4601 College Boulevard
Suite 300
Leawood, Kansas 66211


Re:     Euronet Worldwide, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         File No. 1-31648


Dear Mr. Brown:

We have limited our review of your filing referenced above, to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Division of Corporation Finance's assistant director group to whom your company is assigned with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note the references in your 10-K to the Middle East. We also note that there have been press stories reporting that Euronet Middle East entered into an agreement with Al Salam Bank-Bahrain. We also note in those reports that Al Salam Bank-Bahrain is partially owned by Al Salam Bank-Sudan, a Sudanese

2. company.  While your 10-K did not specifically mention Iran, Syria or Sudan, they are countries in that region and they have been identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls.  Please describe for us any past, current, and anticipated operations in, or other contacts with, Iran, Syria or Sudan.  Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any.  Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries**.**

3. Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism.  Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact William Friar (202) 551-3418 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman, SEC